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                                                                    EXHIBIT 99.4



                           [ERNST & YOUNG LETTERHEAD]


ABN AMRO Holding N.V.
Attn Mr. H. Duijn
Gustav Mahlerlaan 10
1082 PP AMSTERDAM


Amsterdam, April 16, 2002

                                                                     CB/hd/02206

Subject:  LETTER OF CONSENT ABN AMRO Holding N.V.

Dear Mr. Duijn:

Enclosed please find our manually signed consent relating to the incorporation by reference of our Auditors' Report dated March 22, 2002, with respect to the consolidated financial statements of ABN AMRO Holding N.V., The Netherlands for the year ended December 31, 2001, included in the Form F-3/S-3 (File No. 333-74436), filed by LaSalle Funding LLC and ABN AMRO Bank N.V. with the Securities and Exchange Commission.


Yours faithfully,
for Ernst & Young Accountants


/s/ C.B. BOOGAART

C.B. Boogaart



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                           [ERNST & YOUNG LETTERHEAD]



CONSENT OF INDEPENDENT AUDITORS

We consent to the incorporation by reference in the Registration Statement on Form F-3/S-3 (File No. 333-74436) of LaSalle Funding LLC and ABN AMRO Bank N.V., pertaining to the issuance of up to USD 2,500,000,000 aggregate principal amount of debt securities of our report dated March 22, 2002, with respect to the consolidated financial statements of ABN AMRO Holding N.V., The Netherlands for the year ended December 31, 2001, included in Form 20-F, dated April 9, 2002.


/s/ ERNST & YOUNG

Amsterdam, The Netherlands
April 16, 2002